smiths
bringing technology to life

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

26 September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

7 SEPTEMBER TO 26 SEPTEMBER 2007

392	19/09/2007 : 07:02:00	Smiths Group PLC - Re Joint Venture
393	26/09/2007 : 07:03:00	Smiths Group PLC - Directorate Change
394	26/09/2007 : 07:03:00	Smiths Group PLC - Final Results
395	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract
396	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract
397	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract
398	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract
399	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract
400	26/09/2007 : 07:03:00	Smiths Group PLC - Re Contract

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	5059E

Smiths Group announces over US$45 million of new contracts from Smiths Medical

Smiths Group, the global technology company, today announces contracts won by Smiths Medical with a total value of over US$45 million.

The contracts have been won in the last two months by Smiths Medical's Critical Care business, which provides safety needles and catheters, temperature management, airway and anaesthesia products to the US and international markets.

The contracts include:

- A renewal of a contract with a major Group Purchasing Organisation (GPO) for IV catheters for the US hospital market, worth $30m
- A further contract with the same GPO for hypodermic needles worth $5m
- Additional new and secured contracts with GPO customers covering Arterial Blood Gas sampling kits, circuits and masks (anaesthesia) and hyperinflation (resuscitation) worth almost $11m

The contracts have a duration of either two or three years.

Srini Seshadri, Group Managing Director for Smiths Medical, said: "We have had an excellent start to the year in our Critical Care business, and continue to win new agreements while securing relationships with the largest customers in the market, which is a testament to the quality of our product ranges, and the people who sell them."

ENDS

About Smiths Medical
Smiths Medical is a supplier of specialist medical devices to global markets. Smiths Medical comprises three product groupings: Critical Care, Safety Devices and Medication Delivery & Patient Monitoring. Smiths Medical customers include hospitals and other healthcare providers worldwide. Smiths Medical employs nearly 7,500 people. For further information visit www.smiths-medical.com

About Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	4978E

Smiths Detection selected for Joint Chemical Agent Detector (JCAD) Increment 2 evaluation

US Department of Defense (DoD) will test two different detector configurations of Smiths Detection's advanced chemical detectors

SMITHS Detection, part of the global technology business Smiths Group, today announced its military unit has been selected to participate in the first major phase of Increment 2 of the Joint Chemical Agent Detector (JCAD) Program.

Earlier this year, Smiths Detection was awarded an initial $3.9 million firm-fixed price contract to supply M4 JCADs to Increment 1 of the JCAD Program.

The M4 JCAD is an advanced, non-radioactive chemical point detector that is designed to help save the lives of troops by automatically detecting, identifying and quantifying both chemical warfare agents and toxic industrial chemicals.

The second increment of the JCAD program builds upon Increment 1 requirements emphasizing detector sensitivity, false alarm rejection, and networking capabilities. The DoD will evaluate multiple detectors over the next year.

Smiths Detection has developed two different detector configurations to meet the requirements for the second increment of the JCAD program. These further enhance the Smiths Detection product and technology that was chosen for Increment 1 of the program and is now in production.

Initially ten detectors - five of each configuration - will be procured by the DoD for evaluation. If successful through multiple evaluation phases, the long-term potential for the JCAD Increment 2 program is for production of up to 120,000 units for the detector selected.

Stephen Phipson, Group Managing Director of Smiths Detection, said: "This is the next phase in helping the DoD to equip the US Military and another important milestone for our military business.

"Smiths Detection has produced chemical detectors for military forces around the world for over 40 years and securing the Increment 1 contract of the JCAD program was a significant win. For both the Department of Defense and Smiths Detection, it marked the start of one of the most important chemical agent detection equipment programs ever undertaken.

"The selection of Smiths Detection detectors to the JCAD Increment 2 evaluation further highlights our commitment to continuous development of technology to protect US military forces."

ENDS

About Smiths Detection
Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann X-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	4975E

Smiths Detection announces over $170 million of new contracts in Russia, Dubai and India

SMITHS Detection, part of the global technology company Smiths Group, today announces over $170 million of new contracts:

- In Russia and Dubai, Smiths Detection has gained significant orders worth over US $150 million in the transportation and ports & border markets. The contracts include substantial numbers of HCV mobile systems made in the company's new St Petersburg facility for the Russian border authority and state-of-the-art airport security equipment – such as explosives detection systems for carry-on and checked baggage – to be deployed in the new Terminal 3 at Dubai International Airport. All of the bags at the new Terminal 3, Concourse 2 and Concourse 3 expansion will be screened by Smiths Detection's technology.

- Smiths Detection has won over US$28 million worth of business in India for airport security systems since January 2007. The contracts include orders for Smiths Detection's automatic explosives detection systems for hold baggage and passenger screening equipment.

Smiths Detection's world-leading threat detection technology is deployed in 85 per cent of the world's airports and in mass transit systems, helping to keep passengers safe when they travel.

ENDS

About Smiths Detection

Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann X-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

About Smiths Group

Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Laura Peek
+44 (0)20 8457 8403

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	4976E

Smiths Detection secures ten year BAA deal to revolutionise UK passenger checkpoints

Deal includes world's first deployment of aTiX – the checkpoint X-ray machine that can automatically detect explosives and liquids

SMITHS Detection, part of the global technology business Smiths Group, today announces it has been selected by BAA as its long-term strategic partner in a ten year deal that aims to enhance security levels at every passenger checkpoint at BAA's seven UK airports (Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton).

Starting immediately, Smiths Detection will replace all existing X-ray screening systems for passengers' hand baggage. The advanced systems to be deployed include the world's first deployment of aTiX (Advanced Threat Identification X-Ray), the checkpoint X-ray that can automatically detect explosives and liquids.

This is the first time a new X-ray technology has been deployed at airport checkpoints for a decade. aTiX is designed both to combat the evolving terror threat and to improve the passenger experience at checkpoints.

aTiX replaces conventional X-ray systems with computerised machines that take multiple views of a carry-on bag in the time it takes existing technology to show a single view. Software algorithms process these images automatically detecting explosives and liquids. This represents a major step forward for checkpoint security.

aTiX is based on the technology used in EDtS (Explosive Detection Tomography System), the Smiths Detection multi-view X-ray system for checked luggage. Both systems are described in the US as AT equipment – a term used to describe advanced X-ray technologies. This contract is the first time AT machines have been approved for checkpoints.

aTiX will be complemented by other new concepts, also developed by Smiths Detection, that will smooth the process of screening carry-on bags as part of the package for BAA. These include automatic tray return systems that minimise operator handling of trays, speed the movement of non-threat bags and divert suspicious bags down a separate channel for further investigation.

The deal - which is Smiths Detection's biggest ever UK airport contract with the initial roll-out potentially worth over £20 million - includes other advanced security technologies.

Interest in aTiX machines by airport authorities is intense and most advanced in both the UK and in the US where aTiX has been involved in major trials.

Stephen Phipson, Group Managing Director of Smiths Detection, said: "This is an important contract that will have global implications for aviation security. BAA has taken a lead in passenger processing through its fundamental reappraisal of the screening process and setting a standard that other airports are soon likely to follow.

"Working with BAA we will achieve several goals, including considerably enhanced security and improved passenger throughput, while reducing operator workload."

Ian Hutcheson, Director of Security for BAA, said: "This strategic partnership with Smiths Detection is a groundbreaking agreement which will lead to enhanced security standards at all BAA airports.

"The contract will enable us to work in collaboration with Smiths Detection to ensure continuous improvement in screening systems, including the application of the very latest technologies.

"Heathrow Terminal 5 has been built with the passenger in mind and the first application of the automated checkpoint system alongside aTiX is a clear fulfilment of our aim to improve our security processes."

Smiths Detection is the world's leading provider of threat and contraband detection systems. Smiths Detection's technology is deployed at 85 per cent of the world's airports.
ENDS

HI-SCAN 6040aTiX
The HI-SCAN 6040aTiX is a high-performance multi-view X-ray inspection system that in real-time automatically detects and pinpoints explosives as well as liquid substances in carry-on baggage. It uses technology based on Smiths Detection's hold baggage screening systems.

About Smiths Detection
Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann X-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

About Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Laura Peek
+44 (0)20 8457 8238

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	4974E

aTiX: Smiths Detection's breakthrough X-ray technology will revolutionise checkpoint security

- World's first deployment of checkpoint X-ray that can automatically detect explosives and liquids in carry-on bags
- Designed to combat the evolving terror threat and to improve passenger experience at checkpoints
- Looks at contents of carry-on bags from multiple views in contrast to single-view capability of conventional X-ray
- Global interest in aTiX is intense and a multi-million pound order has been placed by BAA in the UK
- Based on the technology developed by Smiths Detection for screening hold baggage - EDtS (Explosive Detection Tomography System). Both systems are described in the United States as AT equipment – a term used to describe advanced X-ray technologies. This is the first time AT machines have been approved for passenger checkpoints in the UK

ENDS

HI-SCAN 6040aTiX
The HI-SCAN 6040aTiX is a high-performance multi-view X-ray inspection system that in real-time automatically detects and pinpoints explosives as well as liquid substances in carry-on baggage. It uses technology based on Smiths Detection's hold baggage screening systems.

About Smiths Detection
Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann X-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

About Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations	**Media**
Russell Plumley	Laura Peek
+44 (0)20 8457 8203	+44 (0)20 8457 8238

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	07:03 26-Sep-07
Number	4972E

Smiths Detection reveals breakthrough X-ray technology to help tackle terror threats

aTiX – the world's first deployment of checkpoint X-ray with automatic explosives detection to be in UK

- World's first deployment of checkpoint X-ray machine that can automatically detect explosives in carry-on bags at UK airports

- Smiths Detection secures 10-year deal to enhance security at all passenger checkpoints at BAA's seven UK airports (Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton). The deal is Smiths Detection's biggest ever UK airport contract with the initial roll-out potentially worth over £20 million

ENDS

HI-SCAN 6040aTiX
The HI-SCAN 6040aTiX is a high-performance multi-view X-ray inspection system that in real-time automatically detects and pinpoints explosives as well as liquid substances in carry-on baggage. It uses technology based on Smiths Detection's hold baggage screening systems.

About Smiths Detection
Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann X-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

About Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Laura Peek
+44 (0)20 8457 8238

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Final Results
Released	07:03 26-Sep-07
Number	4989E

Smiths reports 9% increase in headline profit before tax in 2007 and raises the annual dividend by 8.5%

Preliminary Results

for the period ended 31 July 2007 (unaudited)

£m	2007		2006	
Continuing operations	**Headline[1]**	**Statutory**	Headline[1]	Statutory
Sales	**2,161**		2,180	
Operating profit/(loss)	**348**	**257**	345	(8)
Pre-tax profit/(loss)	**344**	**256**	316	(37)
Basic EPS (p)	**47.0p**	**36.9p**	41.5p	(18.2p)
Annual dividend (pps)	**34.0p**		31.35p	

[1] In addition to statutory reporting, Smiths Group reports its continuing operations on a headline basis, which shows underlying performance. Headline profit is before exceptional items (incl. impairment of assets), amortisation of acquired intangible assets, profit/loss on disposal and financing gains/losses from currency hedging.

Summary

During a year of major change in which the company sold its Aerospace business and returned £2.1 billion to shareholders, headline pre-tax profit on the continuing operations increased by 9%. Headline operating profit increased only slightly, held back by a £21m currency translation effect. On an underlying basis, sales increased by 5% and headline operating profit on the continuing operations by 7%. Margins improved by 30bps to 16.1%. Operating cash-flow, after capex, was 75% of profit, and net debt decreased from £923m to £588m. The Board is recommending a final dividend of 23.5p, bringing the annual dividend to 34.0p, an increase of 8.5%.

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said: **"We achieved solid underlying growth in the year, with strong performances from Detection, John Crane and Interconnect. Medical was held back by supply chain disruption, but this has now been resolved. All three divisions have made a good start to the new financial year. Smiths continues to build leadership positions in growth markets and, looking ahead, the outlook in our sectors remains robust. In Detection, the significant contract wins announced today demonstrate the underlying strength of this high-growth, high-technology business."**

-o-

Investor Relations	**Media**
russell.plumley@smiths.com	chris.fox@smiths.com
+44 (0)20 8457 8203	+44 (0)20 8457 8403

A meeting with analysts will be webcast at 9:00am UK time today on www.smiths.com/ir and archived there soon after the event.

Commentary on performance:

Sales

Sales were £2,161m, a reduction of 1% on the £2,180m recorded in 2006. On an underlying basis, excluding the effect of acquisitions and disposals (£9m) and currency translation (£120m), sales increased by 5%.

Headline profit

Headline operating profit increased by £3m to £348m. Headline operating margin increased to 16.1% (2006: 15.8%). The net impact of acquisitions and disposals on headline operating profit was £1m. The effect of currency translation held back year-on-year profit growth by £21m. The growth excluding acquisitions and currency translation was 7%. Headline pre-tax profit increased by £28m to £344m. This was largely due to a £17m reduction in net interest charges and an £9m increase in the net finance credit from the pension schemes. The company's effective headline tax rate for the period was 25% (2006: 26%).

Basic headline earnings per share from continuing activities were 47.0p (2006: 41.5p), a rise of 13%. On a statutory basis, the basic earnings per share from continuing activities were 36.9p (2006: a loss of 18.2p). These measures are distorted this year by the effect of the share consolidation in June. Based on the capital structure now in place, pro-forma headline earnings per share from continuing operations for 2007 were 65.0p. The Board is recommending a final dividend of 23.5p, bringing the annual dividend to 34.0p, an increase of 8.5%. This marks the 37th successive year of dividend increases.

Statutory reporting

Smiths believes headline profit provides valuable additional information on underlying trends, and management uses it to monitor the performance of the business. Normal restructuring costs are charged against headline profit, while the following items are excluded:

- exceptional items (including impairments);
- amortisation of intangible assets acquired in a business combination;
- profit or loss on disposal of businesses; and
- other financing gains and losses.

Exceptional items in the period included £9m for the integration of acquisitions, £10m impairment of assets, £5m for loss on disposal of businesses, £13m for transaction costs relating to the proposed Detection JV, a £24m profit on the disposal of TI Auto, a £101m provision for the legal costs of defending asbestos litigation, a receipt of £43m cash commutation from insurers and other litigation related items.

The operating profit of the continuing business on a statutory basis, after taking account of the items excluded from headline figures, is £257m (2006: a loss of £8m). Profit before tax for continuing operations on a statutory basis was £256m (2006: a loss of £37m).

Cash and debt

Smiths measures operating cash-flow before the cash impact of exceptional items and special pension payments and after expenditure on property, equipment, software and development costs. The operating cash-flow from continuing operations on this basis was £259m, representing 75% of headline operating profit, and reflects

investment in capital projects and increased working capital to support business growth in the new year.

On a statutory basis, net cash inflow from continuing operations was £206m (2006: £139m). Cash expenditure on exceptional items was £27m, compared with £17m in the previous year. The company made special contributions of £56m (2006: £61m), mainly relating to Aerospace. Free cash-flow from continuing operations (after interest and tax but before acquisitions and dividends) was £101m.

Net debt at the year-end was £588m, down from £923m at the start. Contributing to the debt reduction were the Aerospace disposal and related return of cash. Aerospace in total, net of the return of cash, contributed £298m cash inflow. During the year, the company spent £35m on acquisitions.

Research and development

Smiths invested a total of £79m in R&D for its continuing operations, equivalent to 4% of sales. Of that total, £8m was funded by customers. The comparative figures for 2006 were £80m and £12m. Under IFRS, certain of these development costs are capitalised. The gross capitalisation is shown as an intangible asset. Where customers contribute to the costs of development, the contribution is included as deferred income and disclosed within trade and other payables. R&D is discussed further in the divisional paragraphs below.

Geographical split

The United States remains the company's largest market. By destination, it accounted for 44% of sales, while UK/Europe accounted for 31% and the Rest of the World for 25%.

Legal matters

John Crane, Inc (John Crane) a subsidiary of the company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 148,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 144,000 claims. Despite this large number, John Crane has had final judgments against it, after appeals, in only 64 cases, amounting to awards of some $55.5m over the 28 year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and, accordingly, no provision is made for future awards.

In previous years, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane has secured the commutation of certain insurance policies in respect of product liability, resulting in proceeds of £43m. While substantial insurance remains in place, John Crane has begun to

meet defence costs directly, seeking appropriate contribution from insurers thereafter. No account has been taken of recoveries from insurers as their nature and timing are not yet sufficiently certain to permit recognition. The 2007 interim report noted that John Crane had established a provision for £44m and that this was part of an ongoing assessment of John Crane's asbestos exposures. Having completed a detailed review of these exposures, the Board has decided to make a further provision of £57m. This is based upon an assessment of the probable costs of defending known and expected future claims.

Corporate developments

On 21 March 2007, Smiths and General Electric Company (GE) announced that they had conditionally agreed to form a joint venture to be named Smiths GE Detection. On 19 September 2007, Smiths and GE announced that, after careful consideration, they had decided not to proceed to form the joint venture, as they now believe the interests of both businesses are best served by their remaining independent.

The agreement of 21 March 2007 contained conditions precedent to the formation of the joint venture. After considerable endeavour by both parties, Smiths and GE were unable to agree on a strategic vision for the combined business, and as a result were not able to agree how to satisfy certain of these conditions.

Smiths Detection and GE Homeland Protection offer complementary products in the airports sector that are critical to the customers and markets they serve. The parties' existing joint cooperation agreement is unaffected by the announcement.

Smiths Detection

£m			*Growth*	
	2007	2006	*Reported*	*Underlying*
Sales	**438**	412	*6%*	*10%*
Headline operating profit	**79**	74	*6%*	*10%*

Smiths Detection benefits from a broad spread of markets. The Transportation sector, which includes airports, is the largest, representing 38% of total sales. Military, Ports & Borders, Critical Infrastructure and First Responders are all important contributors.

The division's sales at constant currency advanced 10%. The weaker dollar caused the reported growth to be 6%.

The Transportation sector grew at 11%, and new products were launched giving prospects of strong growth ahead.

The Military sector saw sales reduce by 11%, with some major contracts reaching a conclusion and the new Joint Chemical Agent Detector (JCAD) programme not yet in full production.

Sales to the Ports & Borders sector doubled, with new business coming from a number of countries, including Russia.

Sales in the Critical and First Responders sectors were steady.

Operating profit increased matching the sales growth – 10% at constant currency, 6% at reported exchange rates. Margins were sustained at 18%.

R&D expenditure increased by 9% to £33m, including £7m of capitalised projects. Major projects include the aTiX machine which provides enhanced detection capability including the automatic detection of explosive. Other projects included bio-terrorism and radiation detection, together with enhancements to the EDtS multi-beam X-ray machines for automatic inspection of airport checked baggage. Future technology developments include millimetre wave and video systems.

The investment levels in 2007 were high, with increases in inventory and capital investment, in order to meet the sales demand ahead. Capital investment is being made to ensure the rapid build-up of production of the aTiX machine to meet expected demand from airports around the world.

BAA has selected Smiths as its long-term strategic partner to enhance security at every passenger checkpoint at its seven major UK airports. The agreement, which is Detection's largest-ever UK airport contract, includes an initial roll-out worth over £20m. Smiths will supply aTiX machines, automated tray return systems, enhanced trace detection systems and archway metal detectors, all designed to smooth the process of screening carry-on bags while strengthening security at checkpoints.

The now fully-operational facility in St Petersburg will contribute to growth in the important Russian market.

Contracts for the initial supply and second increment of JCAD detectors has been secured and will underpin growth in Military sales in the US.

Looking ahead, the orderbook and tendering activity are both at record levels. The outlook is for double-digit growth.

Smiths Medical

£m			*Growth*	
	2007	2006	*Reported*	*Underlying*
Sales	691	737	*(6%)*	*(1%)*
Headline operating profit	127	133	*(5%)*	*1%*

Aggregate demand for medical devices grows at between 4 and 6% per annum, driven by demographics and increasing standards of healthcare around the world.

In this period Smiths Medical failed to match market growth and sales declined by 1% on an underlying basis.

The shortfall was due to temporary supply disruption arising from the substantial change programme underway. Production moves from Hythe (UK), and Kircheseeon (Germany) to plants in lower cost regions are now nearly complete. New integrated computer systems have been introduced, and manufacture of high volume products is

now concentrated at highly automated plants close to their principal market.

These major changes in the structure of the internal supply chain resulted in a faster utilisation of buffer stocks and a slower ramp up of production than was required to satisfy demand. Action was taken to increase capacity, in terms of the workforce in Mexico and investment in plant and machinery. Customers' requirements can now be met in full and inventory levels are being rebuilt.

At the same time, cost savings were achieved across the business, enabling the margin to advance even while sales were not growing.

Investment in R&D remained steady at £25m. Of this, £15m (2006: £16m) was charged against headline operating profit, with the balance being capitalised.

Recent new products which will help to drive future growth include: power-injectable ports and needles for improved cancer treatment; a comprehensive range of safety syringes; a broad range of respiratory devices; consumables and software upgrades for infusion pumps including a Chinese language variant of the Cozmo insulin delivery pump.

Looking ahead, Smiths Medical will focus on premium products with strong brands in growing niche markets. The industry remains relatively unconsolidated, with opportunities to add adjacent product lines. The year ahead will bring further significant product launches in key market segments and the division is well-set to deliver a strong performance in the current year.

Smiths Specialty Engineering

£m			*Growth*	
	2007	2006	*Reported*	*Underlying*
John Crane:				
Sales	532	518	*3%*	*9%*
Headline operating profit	75	66	*13%*	*22%*
Specialty – Other:				
Sales	500	513	*(3%)*	*3%*
Headline operating profit	66	71	*(6%)*	*(1%)*

John Crane had an excellent year, with sales advancing 9% and profit 22% on an underlying basis.

Specifically, in oil & gas, a 25% increase in its supply of seals to Original Equipment Manufacturers was well in line with the positive market trend. Projects contributing to this growth were new ethylene cracker plants in China, gas extraction and processing in the UAE, and ethane cracker and petrochemical plants in Saudi Arabia.

Strong demand enabled John Crane to pass on commodity price increases. The benefit of volume, together with cost savings, generated the strong profit growth. Margins rose to 14.1%.

The acquisition of CDI in March 2007 extended John Crane's products and services in the expanding upstream market.

Looking forward, John Crane will continue to benefit from high demand, particularly in the oil sector. Recent contract wins are encouraging.

Specialty – Other had a mixed year. On a underlying basis, sales moved ahead by 3% and operating profit reduced by 1%.

Within these businesses, Interconnect had a very good year with double digit sales and profit growth on an underlying basis. The outlook continues to be strong with growth driven by the roll out of wireless infrastructure and the trend to network-centric systems for battlefield communications.
Flex-Tek suffered from a reduction in demand for products serving the US domestic construction industry. Demand was significantly down and additionally had to absorb commodity cost increases. Although results declined, the performance from this business remains good, helped by some new contracts and cost reduction measures.

Marine's financial performance was similar to the prior year.

For Specialty Engineering as a whole, the outlook is for further growth in the year ahead, helped by the continued upturn in the investment cycles for oil & gas and telecoms infrastructure.

AGM
The Annual General Meeting of the company will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday, 20 November 2007 at 12.00 midday. If approved at the meeting, the recommended final dividend on the ordinary shares will be paid on 23 November to shareholders registered on the close of business on 26 October. The ex-dividend date will be 24 October.

Changes to the Board
Sir Julian Horn-Smith, who joined as a non-executive in 2000, retired in November. Sir Nigel Broomfield, who joined as a non-executive in 2000, retired in March. Stuart Chambers, Chief Executive of Pilkington and a board member of its parent, Nippon Sheet Glass, joined as a non-executive in November. Peter Loescher, Chief Executive of Siemens, joined as a non-executive in June.

Prospects
Smiths continues to build leadership positions in growth markets and, looking ahead, the outlook in its sectors remains robust. All three divisions have made a good start to the new financial year and the Board is confident that Smiths will achieve an enhanced performance in the current year and beyond.

Tables attached

- Income statement
- Statement of recognised income & expense
- Summarised balance sheet
- Cash-flow statement

- Notes to the accounts

Copies of the interim report will be sent to shareholders shortly, and will be available at the company's registered office, 765 Finchley Road, London NW11 8DS.

-o-

Consolidated Income Statement (unaudited)

	Note	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Continuing operations			
Revenue	2	2,160.9	2,180.3
Cost of sales		(1,159.1)	(1,165.2)
Gross profit		1,001.8	1,015.1
Sales and distribution costs		(311.5)	(316.9)
Administrative expenses			
- normal activities		(394.2)	(399.1)
- provision for John Crane litigation		(100.7)	
- impairment of financial asset			(325.0)
Other operating income		66.9	
(Loss)/Profit on business disposals	4	(5.2)	18.1
Operating profit/(loss)	2	257.1	(7.8)
Interest receivable		21.4	4.2
Interest payable		(57.8)	(57.3)
Other financing gains/(losses)		2.1	(0.5)
Other finance income – retirement benefits		33.7	25.2
Finance costs		(0.6)	(28.4)
Share of post-tax losses of associated companies		(0.5)	(1.1)
Profit/(loss) before taxation		256.0	(37.3)
Comprising			
– headline profit before taxation	3	344.4	315.8
– exceptional operating items	4		
• commutation of insurance policies		42.9	
• provision for John Crane litigation		(100.7)	
• other		(40.4)	(12.8)
– amortisation of acquired intangible assets		(14.8)	(13.0)
– financing gains/(losses)		0.6	(2.3)
– Profit on sale/(impairment) of financial asset		24.0	(325.0)
		256.0	(37.3)
Taxation	5	(53.1)	(65.4)
Profit/(loss) after taxation – continuing operations		202.9	(102.7)
Profit after taxation – discontinued operations	6	1,525.2	126.9
Profit for the period		1,728.1	24.2
Profit for the period attributable to equity shareholders of the Parent Company		1,728.1	24.2
Earnings per share	8		
Basic		314.7p	4.3p

Basic – continuing operations	36.9p	(18.2)p
Diluted	310.3p	4.2p
Diluted – continuing operations	36.4p	(18.0)p

Consolidated Statement of Recognised Income and Expense (unaudited)

	Note	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
xchange loss		(72.2)	(113.1)
umulative exchange losses recycled on disposals	6, 20	49.2	
axation recognised on exchange losses			
– current		2.4	
– deferred			(7.4)
axation recognised on share-based payment			
– current		10.3	
– deferred		(9.4)	(2.6)
ctuarial gains on retirement benefit schemes		70.3	94.5
axation recognised on actuarial gains – deferred		(30.1)	(24.0)
air value (losses)/gains:			
– on cash-flow hedges		(11.9)	12.7
– on net investment hedges		8.2	17.1
et income/(cost) recognised directly in equity		16.8	(22.8)
rofit for the period		1,728.1	24.2
otal recognised income and expense for the period attributable to quity shareholders of Smiths Group plc		1,744.9	1.4

Consolidated Balance Sheet (unaudited)

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets	10	1,021.3	1,530.6
Property, plant and equipment		260.9	497.8
Investment accounted for using the equity method		12.0	14.0
Financial assets – other investments		0.7	0.8
Retirement benefit assets	9	333.7	183.7
Deferred tax assets		94.0	92.3
Trade and other receivables	12	14.7	16.8
Financial derivatives		0.4	6.2
		1,737.7	2,342.2
Current assets			
Inventories	11	319.7	558.4
Trade and other receivables	12	489.8	724.4
Cash and cash equivalents	14	186.2	120.6
Financial derivatives		13.5	26.1
		1,009.2	1,429.5
Assets of businesses held for sale		31.3	
Total assets		2,778.2	3,771.7
Non-current liabilities			
Financial liabilities:			
- Borrowings	14	(567.1)	(862.3)
- Financial derivatives		(2.5)	(4.4)
Provisions for liabilities and charges	15	(143.4)	(26.5)
Retirement benefit obligations	9	(150.1)	(235.8)
Deferred tax liabilities	5	(118.0)	(49.7)
Trade and other payables	13	(22.5)	(114.8)
		(1,003.6)	(1,293.5)
Current liabilities			
Financial liabilities:			

- Borrowings	14	(212.1)	(185.0)
- financial derivatives		(2.8)	(4.9)
Provisions for liabilities and charges	15	(90.1)	(81.8)
Trade and other payables	13	(412.6)	(699.5)
Current tax payable		(137.5)	(144.1)
		(855.1)	(1,115.3)
Liabilities of businesses held for sale		(16.2)	
Total liabilities		(1,874.9)	(2,408.8)
Net assets		903.3	1,362.9
Shareholders' equity			
Share capital		144.6	141.8
Share premium account		289.0	224.1
Capital redemption reserve		5.7	
Revaluation reserve		1.7	1.7
Merger reserve		234.8	234.8
Retained earnings		208.9	734.0
Hedge reserve		18.6	26.5
Total shareholders' equity		903.3	1,362.9

Consolidated Cash-Flow Statement (unaudited)

	Notes	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Net cash inflow from operating activities	18	246.0	389.1
Cash-flows from investing activities			
Expenditure on capitalised development		(87.4)	(102.0)
Expenditure on other intangible assets		(29.6)	(25.1)
Purchases of property, plant and equipment		(118.3)	(111.2)
Disposals of property, plant and equipment		25.6	12.2
Proceeds from sale of financial asset		15.0	
Acquisition of businesses	19	(34.9)	(54.2)
Disposal of Aerospace		2,495.0	
Disposals of businesses	20	9.1	8.3
Net cash-flow generated/(used) in investing activities		2,274.5	(272.0)
Cash-flows from financing activities			
Proceeds from issue of ordinary share capital	17	77.7	27.3
Purchase of own shares		(7.0)	
Dividends paid to equity shareholders	7	(182.4)	(167.0)
Cash paid to shareholders under B share scheme		(2,090.9)	
Increase in new borrowings		19.0	73.5
Reduction and repayment of borrowings		(284.7)	(115.9)
Net cash-flow used in financing activities		(2,468.3)	(182.1)
Net increase/(decrease) in cash and cash equivalents		52.2	(65.0)
Cash and cash equivalents at beginning of period		(51.1)	11.9
Exchange differences		2.0	2.0
Cash and cash equivalents at end of period		3.1	(51.1)
Cash and cash equivalents at end of period comprise:			
– cash at bank and in hand		148.5	102.3
– short-term deposits		40.8	18.3
– bank overdrafts		(186.2)	(171.7)
		3.1	(51.1)
Included in cash and cash equivalents per the balance sheet		186.2	(51.1)
Included in overdrafts per the balance sheet		(186.2)	
Included in the assets of the disposal group		3.1	
		3.1	(51.1)

Notes to the Accounts (unaudited)

1 Accounting policies

Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. For Smiths Group plc there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

2 Segment information

Analysis by business segment

For management purposes, the Group is organised into three continuing business segments - Detection, Medical and Specialty Engineering. These business segments are the basis on which the Group reports its primary segment information. For reporting purposes Specialty Engineering is analysed into two segments: John Crane and Specialty - Other.

	Period ended 31 July 2007				
			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty - Other £m	Total £m
Revenue	**437.5**	**690.6**	**532.4**	**500.4**	**2,160.9**
Headline operating profit	**78.6**	**127.3**	**75.3**	**66.4**	**347.6**
Exceptional operating items (note 4)	**(13.0)**	**(9.6)**	**(73.2)**	**(2.4)**	**(98.2)**
Amortisation of acquired intangible assets	**(0.4)**	**(11.5)**	**(0.6)**	**(2.3)**	**(14.8)**
Financing losses	**(0.1)**	**(0.2)**	**(0.2)**	**(1.0)**	**(1.5)**
	65.1	**106.0**	**1.3**	**60.7**	**233.1**
Profit on sale of financial assets					**24.0**
Operating profit					**257.1**
Net finance costs					**(0.6)**
Share of post-tax (losses)/profits of associated companies	**(1.1)**		**0.6**		**(0.5)**
Profit before taxation					**256.0**
Taxation					**(53.1)**
Profit for the period – continuing operations					**202.9**

	Period ended 5 August 2006				
			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty - Other £m	Total £m
Revenue	411.8	737.0	518.4	513.1	2,180.3
Headline operating profit	74.3	133.3	66.4	70.8	344.8
Exceptional operating items (note 4)	5.4	(17.2)	5.6	(6.6)	(12.8)
Amortisation of acquired intangible assets	(0.4)	(11.2)	(0.3)	(1.1)	(13.0)
Financing losses	(0.3)	(0.6)	(0.4)	(0.5)	(1.8)
	79.0	104.3	71.3	62.6	317.2
Impairment of financial assets					(325.0)
Operating loss					(7.8)
Net finance costs					(28.4)
Share of post-tax (losses)/profits of associated companies	(1.5)		0.4		(1.1)
Loss before taxation					(37.3)
Taxation					(65.4)
Loss for the period - continuing operations					(102.7)

3 Headline profit measures

The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as "headline" and is used by management to measure and monitor performance. Normal restructuring costs are charged against profits. The following items have been excluded from the headline measure:

- Exceptional operating items (Note 4);
- Other exceptional items which are not attributable to operating divisions
- Amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and
- Other financing gains and losses – these represent the results of derivatives and other financial instruments which do not fall to be hedge accounted under IAS 39 and do not form part of the Group's financing strategy. These items are included either within operating profit or profit before taxation depending on the nature of the transaction. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

4 Exceptional operating items

An analysis of the amounts presented as exceptional operating items in these financial statements is given below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Integration of acquisitions	**(9.0)**	(18.7)
Impairment of goodwill and other assets	**(10.3)**	
(Loss)/profit on disposal of businesses (note 20)	**(5.2)**	18.1
Aborted transaction costs	**(12.7)**	
Litigation:		
- Commutation of insurance policies (note 15)	**42.9**	
- Provision for John Crane litigation (note 15)	**(100.7)**	
- Provision for other litigation (note 15)	**(8.6)**	
- Class action settlement	**5.4**	(12.2)
	(98.2)	(12.8)

Restructuring costs in connection with the integration of Medex amounting to £9.0m have been incurred in the period.

Impairment of goodwill and other assets includes £8.1m in respect of the impairment of a disposal group (John Crane Automotive) prior to its eventual sale.

Costs of £12.7m in relation to the proposed joint venture with GE have been written off in the light of the decision not to proceed with the joint venture.

John Crane, Inc. has commuted certain insurance policies and received £42.9m in cash for the period. At the same time, a provision of £100.7m in respect of legal defence costs for asbestos cases has been established (see note 15).

The progression of other litigation cases arising this year has given rise to an exceptional charge.

The exceptional charge recognised last year in respect of the class action settlement has now been finalised since the period over which homeowners can claim a contribution towards remedial costs has now expired. That element of the provision which was surplus has therefore been released.

5 Taxation

	Continuing Period ended 31 July 2007 £m	Continuing Period ended 5 August 2006 £m	**Discontinued Period ended 31 July 2007 £m**	Discontinued Period ended 5 August 2006 £m
The taxation charge for the year comprises:-				
- current income taxation	**13.6**	56.5	**87.6**	37.0
- deferred taxation	**39.5**	8.9	**0.6**	5.8
Total taxation expense in the income statement	**53.1**	65.4	**88.2**	42.8
Current income taxation				
- UK corporation tax				
- foreign tax	**13.6**	56.5	**87.6**	37.0

Reconciliation of the total tax charge

The tax expense on the profit for the period is different from the standard rate of corporation tax in the UK of 30% (2006: 30%). The difference is reconciled as follows:

	Continuing Period ended 31 July 2007 £m	Continuing Period ended 5 August 2006 £m	**Discontinued Period ended 31 July 2007 £m**	Discontinued Period ended 5 August 2006 £m
Profit/(loss) before tax	**256.0**	(37.3)	**1,613.4**	169.7
Notional taxation expense at UK rate of 30% (2006: 30%)	**76.8**	(11.2)	**484.0**	50.9
Effect of overseas taxation	**15.7**	(13.5)	**5.0**	4.3
Compliance benefits	**(16.5)**		**(4.0)**	
Local incentives	**(16.1)**	(4.4)	**(7.0)**	(10.7)
Impairment of financial asset		97.5		
Tax effect of other non-headline items	**(6.8)**	(7.5)		
Tax effect on Aerospace sale			**(389.8)**	
Other		4.5		(1.7)
	53.1	65.4	**88.2**	42.8

Comprising				
taxation on headline profit	**86.4**	80.8		
tax relief on non-headline loss	**(33.3)**	(15.4)		
taxation on discontinued profit			**36.9**	42.8
- taxation on sale of discontinued operations			**51.3**	
Total taxation expense in the income statement	**53.1**	65.4	**88.2**	42.8

6 Discontinued operations

On 5 May 2007, the Company sold its Aerospace operations to General Electric Company. The Aerospace operations sold comprised the Aerospace business segment as reported in previous Annual reports and accounts plus the microwave company previously reported in Specialty – Other. The revenue and profit before taxation of the microwave company were £32.2m (2006: £42.9m) and £7.6m (2006: £10.2m), respectively. As the Aerospace operations represented a separate business segment, the disposal group has been treated as a discontinued operation in this Annual report and accounts. The post-tax result of the Aerospace operations has been disclosed as a discontinued operation in the consolidated income statement. In the cash-flow statement, the operating cash-flows of the Aerospace Group have been aggregated with those of the continuing operations, but are shown separately in the note below.

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Revenue	**955.6**	1,342.6
Cost of sales	**(667.9)**	(946.0)
Gross profit	**287.7**	396.6
Sales and distribution costs	**(29.9)**	(37.8)
Administrative expenses	**(116.6)**	(188.7)
Loss on disposal of business		(1.7)
Operating profit	**141.2**	168.4
Interest payable	**(1.2)**	(1.1)
Other financing gains	**0.7**	
Other finance income – retirement benefits	**3.1**	2.4
Profit before taxation	**143.8**	169.7
Taxation relating to performance of discontinued operations (note 5)	**(36.9)**	(42.8)
Profit on disposal (see below)	**1,469.6**	
Attributable tax charge (note 5)	**(51.3)**	
Profit for the period	**1,525.2**	126.9

Profit on disposal of operation	£m
Total consideration	2,585.4
Foreign exchange recycled to the income statement on disposal	(48.4)
Provisions and disposal costs	(76.0)
Pension curtailment gains	63.3
Provision for settlement loss	(24.3)
	2,500.0
Net assets disposed	(1,030.4)
Pre-tax profit on disposal	1,469.6

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Cash-flow from discontinued operations		
Operating activities	**40.6**	250.1
Investing activities	**2,373.1**	(148.1)
Financing activities	**14.2**	3.0
	2,427.9	105.0

7 Dividends

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
The following dividends were declared and paid in the period:		
Ordinary final dividend of 21.50p for 2006 (2005: 19.75p) paid 24 November 2006	**122.3**	111.3
Ordinary interim dividend of 10.50p for 2007 (2006: 9.85p) paid 27 April 2007	**60.1**	55.7
	182.4	167.0

The final dividend for the period ended 31 July 2007 of 23.50p per share was declared by the Board on 26 September 2007 and will be paid to shareholders on 23 November 2007. This dividend has not been included as a liability in these accounts and is payable to all shareholders on the register of Members at close of business on 26 October 2007.

8 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the Parent Company by the average number of ordinary shares in issue during the period.

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Profit/(loss) for the period		
- continuing	**202.9**	(102.7)
- total	**1,728.1**	24.2
Average number of shares in issue during the period	**549,153,733**	565,359,484

Diluted earnings per share are calculated by dividing the profit attributable to ordinary shareholders by 556,934,401 (2006: 569,733,560) ordinary shares, being the average number of ordinary shares in issue during the period adjusted by the dilutive effect of share options.

A reconciliation of basic and headline earnings per share for continuing operations is as follows:

	Period ended 31 July 2007		Period ended 5 August 2006	
	£m	EPS (p)	£m	EPS (p)
Profit/(loss) attributable to equity shareholders of the Parent Company	**202.9**	**36.9**	(102.7)	(18.2)
Exclude:				
- exceptional operating items (note 4)	**98.2**		12.8	
- (profit on sale)/impairment of financial asset	**(24.0)**		325.0	
- amortisation of acquired intangible assets	**14.8**		13.0	
- financing gains - charged to administrative expenses	**1.5**		2.7	
- charged to financing	**(2.1)**		(0.5)	
	88.4		353.0	
Less tax	**(33.3)**		(15.4)	
	55.1	**10.1**	337.6	59.7
Headline	**258.0**	**47.0**	234.9	41.5
Headline EPS – diluted (p)		**46.3**		41.2

9 Post retirement benefits

	2007 UK £m	2007 USA £m	2007 Other	2006 UK £m	2006 USA £m	2006 Other
Funded pension plans-market value of assets	**2,969.1**	**327.6**	**22.2**	2,770.4	332.8	7.8
Funded pension plans surplus/(deficit)	**331.5**	**(27.4)**	**(4.4)**	140.3	(61.5)	(3.6)
Unfunded plans and post retirement healthcare liabilities	**(49.5)**	**(49.2)**	**(15.0)**	(48.9)	(68.8)	(9.1)
Unrecognised asset due to surplus restriction			**(2.4)**			(0.5)
Retirement benefits – net assets/(liabilities)	**282.0**	**(76.6)**	**(21.8)**	91.4	(130.3)	(13.2)

10 Intangible assets

	2007 £m	2006 £m
Goodwill	**844.3**	1,107.9
Development costs	**38.7**	254.2
Acquired intangibles		
- Patents	**34.6**	35.5

- Technology	43.2	51.7
- Customer relationships	24.4	31.7
Other (incl software)	36.1	49.6
	1,021.3	1,530.6

11 Inventories

	2007 £m	2006 £m
Inventories comprise		
Raw materials and consumables	**114.2**	164.7
Work in progress	**58.0**	196.3
Finished goods	**158.5**	218.8
	330.7	579.8
Less: payments on account	**(11.0)**	(21.4)
	319.7	558.4

12 Trade and other receivables

	2007 £m	2006 £m
Non-current	**14.7**	16.8
Current		
Long-term contract balances	**5.3**	126.2
Less: attributable progress payments		(120.5)
Amounts due from customers for contract work	**5.3**	5.7
Trade receivables	**427.2**	657.3
Other debtors	**16.6**	9.5
Prepayments and accrued income	**40.7**	51.9
	489.8	724.4

13 Trade and other payables

	2007 £m	2006 £m
Non-current	**22.5**	114.8
Current		
Trade creditors	**164.8**	252.2
Bills of exchange payable	**1.7**	3.3
Other creditors	**38.0**	63.0
Other taxation and social security costs	**20.5**	23.0
Accruals and deferred income	**187.6**	358.0
	412.6	699.5

14 Borrowings and net debt

This note sets out the calculation of net debt, a measure considered important in explaining our financing position. As shown below, IAS 39 requires that the carrying value of borrowing includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is a non-GAAP measure and is stated before these valuation adjustments.

	2007 £m	2006 £m
Cash and cash equivalents		
Net cash and deposits* (including £3.1m in assets held for sale)	**189.3**	120.6
Borrowings		
- On demand/under one year	**(207.6)**	(177.7)
- One to two years	**(0.5)**	(0.5)
- Two to five years	**(287.8)**	(575.6)
- Over five years	**(281.6)**	(290.0)
	(777.5)	(1,043.8)
Net debt	**(588.2)**	(923.2)

Borrowings – valuation adjustments

		2007	2006
-	Interest accrual	(4.5)	(7.3)
-	Fair value of swapped debt	2.8	3.8
Total borrowings per balance sheet		**(779.2)**	(1,047.3)

* IAS 32 requires that cash and overdraft balances within cash pooling systems be reported gross in the balance sheet amounting to £123.2m (2006: £83.6m).

15 Provisions for liabilities and charges

	2007 £m	2006 £m
Warranty provision and product liability	**34.5**	68.6
Reorganisation	**10.8**	16.7
Property	**6.7**	10.4
Disposal	**60.3**	
Litigation	**121.2**	12.6
	233.5	108.3
Analysed as:		
Current liabilities	**90.1**	81.8
Non-current liabilities	**143.4**	26.5
	233.5	108.3

Warranty provision and product liability

Warranties over the Group's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the Group's operations have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year.

Reorganisation provisions include £5.9m costs relating to restructuring supply arrangements following the automotive seals disposal. These costs are expected to be spread over the next six years.

The residual balance at 31 July 2007 relates mainly to Medical, and is expected to be utilised during the next financial year.

Property

Where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Group provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Group's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years.

Disposal

The terms of the disposal of the Aerospace operations included certain obligations for which provision has been made, including £24.3m in respect of costs of transferring Aerospace active pensioners. This provision is expected to be utilised in the forthcoming financial year.

Litigation

John Crane

As stated in note 16 John Crane Inc ("John Crane") is one of many co-defendants in litigation relating to products previously manufactured which contained asbestos, the manufacture of which ceased in 1985. Until recently, the awards, the related interest and all material defence costs were met directly by insurers. During the period John Crane secured the commutation of certain insurance policies in respect of product liability and, as explained in note 4, has accounted for the proceeds as other operating income. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. No account has been taken of recoveries from insurers as their nature and timing are not yet sufficiently certain to permit recognition as an asset for these purposes. This year John Crane established a provision to meet defence costs. No provision is held against awards (see note 16).

The provision is based upon an assessment of the probable costs of defending known and expected future claims to the extent that such costs can be reliably estimated. The assumptions made in assessing the appropriate level of provision include the number of years over which claims will continue to be received - currently estimated at a 20 year period: the future trend of legal costs – assuming four years based on historical experience (allowing for 3% cost inflation) before allowing for decreasing costs in line with a published table of asbestos incidence projections. In the light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision will be an accurate prediction of the actual costs that may be incurred and, as a result, the provision may be subject to revision from time to time as more information becomes available.

The provision shown in the table above is a discounted pre-tax provision using a discount rate of 5.3%, being the risk-free rate on US debt instruments. The deferred tax asset related to this provision is shown within the deferred tax balance. Set out below is the gross, discounted and post-tax information relating to this provision:

	2007 £m	2006 £m
Gross provision	**142.2**	
Discount	**(45.8)**	
Discounted pre-tax provision	**96.4**	
Deferred tax	**(36.6)**	

Discounted post tax provision	59.8

16 Contingent liabilities

John Crane, Inc (John Crane) a subsidiary of the Company is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 148,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 144,000 claims. Despite this large number, John Crane has had final judgments against it, after appeals in only 64 cases, amounting to awards of some US$55.5m over the 28 year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and the scale of future awards is accordingly unquantifiable and therefore no provision is made for any future awards. As explained in note 15, a provision for the legal costs of defending asbestos claims, has, however, been established in the period and charged in the Consolidated income statement.

At 31 July 2007, contingent liabilities, comprising bonds and guarantees arising in the normal course of business, amounted to £88m (2006: £91m).

In January 2007, the Parent Company arranged a further £50m letter of credit facility to support the Group's pension plans. At 31 July 2007, total usage of the two facilities was £132.8m.

The Parent Company has guaranteed the US$250m 5.45% Senior Notes 2013 privately placed by a subsidiary and the £660m revolving credit facility.

17 Movements in shareholders' equity

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
At beginning of period	**1,362.9**	1,486.7
Exercise of share options	**77.7**	27.3
Purchase of own shares	**(7.0)**	
Return of capital to shareholders and redemption of B shares	**(2,108.9)**	
Transfers to profit for the period from hedge reserve	**(16.7)**	(5.7)
Gains taken to equity from hedge reserve	**13.0**	35.5
Profit for the period	**1,728.1**	24.2
Dividends paid to equity shareholders	**(182.4)**	(167.0)
Dilution of interest in associated company	**(1.2)**	
Share based payment	**17.3**	14.5
Deferred tax thereon	**(9.4)**	(2.6)
Current tax credit thereon	**10.3**	
Actuarial gain on retirement benefits	**70.3**	94.5
Deferred tax credit related thereto	**(30.1)**	(24.0)
Cumulative exchange loss recognised on disposals	**49.2**	
Exchange rate changes (including tax on recognised gains)	**(69.8)**	(120.5)
	903.3	1,362.9

18 Cash-flow from operating activities

		Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Profit before taxation	- continuing and discontinued	**1,869.4**	132.4
Net interest payable		**37.6**	54.2
Financing losses/(gains)	- charged to administrative expenses	**1.5**	2.8
	- charged to financing	**(2.8)**	0.5
Share of post-tax loss from associate		**0.5**	1.1
Other finance income – retirement benefits		**(36.8)**	(27.6)
(Profit on sale)/Impairment of financial asset		**(24.0)**	325.0
Profit on disposal of discontinued operation		**(1,469.6)**	
		375.8	488.4
Amortisation of intangible assets		**29.7**	39.6
Impairment of intangible assets		**2.2**	
Profit on disposal of property, plant and equipment		**(0.4)**	(4.4)
Loss/(profit) on disposal of business		**5.2**	(16.4)
Depreciation of property, plant and equipment		**52.2**	81.0
Impairment of property, plant and equipment		**8.2**	
Share-based payment expense		**13.9**	16.3
Retirement benefits		**(66.2)**	(61.5)
Increase in inventories		**(84.2)**	(34.8)
Increase in trade and other receivables		**(84.8)**	(35.6)

Increase in trade and other payables	29.7	49.3
Increase in provisions	84.5	21.4
Cash generated from operations	**365.8**	543.3
Interest	**(27.0)**	(49.5)
Tax paid	**(92.8)**	(104.7)
Net cash inflow from operating activities	**246.0**	389.1

19 Acquisitions

During the period ended 31 July 2007, the Company made a number of acquisitions, including the issued share capital of Tecnicas Medicas MAB, SA on behalf of Medical (1 December 2006) and the issued share capital of CDI Energy Services, Inc., together with the partnership interests of Global Energy Products LP (20 March 2007) on behalf of Specialty Engineering.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in the year ending 31 July 2008. All acquisitions are wholly owned. Goodwill and other net assets in respect of prior year acquisitions, as previously reported, have been adjusted as a result of finalising their attributable fair values. Accordingly, goodwill has increased by £0.8m. Additional goodwill of £1.0m has been created as the result of contingent consideration becoming payable relating to a prior year acquisition.

	Book value £m	Fair value adjustments £m	Provisional fair value £m
Non-current assets:			
- intangible assets		12.1	12.1
- tangible assets	1.9	0.1	2.0
Current assets:			
- other current assets	17.1	(0.3)	16.8
Non-current liabilities			
- other liabilities		(1.3)	(1.3)
Current liabilities			
- other current liabilities	(12.0)	(0.6)	(12.6)
Net assets acquired	**7.0**	**10.0**	**17.0**
Goodwill			16.8
Total consideration – current year acquisitions			**33.8**
Consideration satisfied by cash – current year acquisitions			33.8
Deferred consideration and costs paid on prior-year acquisitions			1.1
Total consideration satisfied by cash			**34.9**

The fair value adjustments in respect of intangible assets are due to the recognition of £3.6m in respect of trademarks and £8.5m in respect of customer relationships. Goodwill represents the value of synergies arising from the acquisitions and the acquirees' assembled workforces. The adjustments to current assets and liabilities relate to valuation adjustments and are provisional, based on management's best estimates.

From the date of acquisition to 31 July 2007, the acquisitions contributed £21.6m to revenue, £2.4m to headline profit before taxation and £1.3m to profit before taxation. If Smiths had acquired the assets at the beginning of the financial period, the acquisitions would have contributed £39.8m to revenue and £2.9m to headline profit.

20 Disposals

The most significant disposal transactions during the period aside from the sale of the Group's Aerospace operations were the sale of the Group's bearing lubrication business to AB SKF in August 2006 and the automotive seals manufacturing business to Cyclam Holdings LLC on 31 July 2007.

The Group has also released provisions held in respect of disposals made in prior years, following determination of the warranties and other liabilities provided for at the time of disposal.

	£m
Gross consideration	16.2
Less: costs of disposal	(2.9)
Less: Cash/borrowings of operations disposed	(4.2)
Net consideration received	9.1
Foreign exchange recycled to the income statement on disposal	(0.8)
Net assets excluding retained liabilities at date of sale	
Intangible assets	0.2
Property, plant and equipment	1.2
Inventory	7.8
Receivables	5.1
Liabilities	(3.7)
Net assets	**10.6**
Provision for retained liabilities	6.0
Net assets and retained liabilities	**16.6**
Deficit of net assets, costs and expenses over proceeds	(8.3)
Disposal provisions in excess of liabilities settled – now released	3.1

Loss on disposal of businesses	(5.2)

Consideration of US$6m is receivable in 2010 in respect of the automotive seals disposal. No asset has been recognised because this consideration is contingent on the successful restructuring of the manufacturing business by the acquirer.

-o-

The above financial statements do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the period ended 5 August 2006 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The Auditors' report on those accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

-ends-

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	07:03 26-Sep-07
Number	4979E

Smiths Group appoints Philip Bowman as Chief Executive from 10 December 2007

Smiths Group plc announces that Philip Bowman is appointed Chief Executive with effect from 10 December 2007. He will join the Board on that date. Keith Butler-Wheelhouse, who has been Chief Executive since November 1996, will retire on that date.

Donald Brydon, Chairman, Smiths Group, said: "I am delighted that Smiths has attracted such an able Chief Executive as Philip Bowman. Philip has previously led two FTSE100 companies and it is clear that he has the vision to take Smiths to the next phase in its development. After a full search, the Board concluded that Philip is the best possible candidate to build and grow the Group for the future.

"Keith Butler-Wheelhouse continues as Chief Executive until December, by which time he will have served Smiths in that role for 11 years. In that time he has presided over a transformation of the business to one that has world leading market positions and excellent prospects. For this he has my, and the Board's, gratitude."

Philip Bowman said: "I look forward enormously to joining a great British Multinational company and leading a team that has an enviable reputation for transforming cutting edge research into world leading products. I relish the challenge to build on this capability and deliver the next stage of the company's development in the growing global markets that it serves."

ENDS

About Smiths Group

Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Joint Venture
Released	07:02 19-Sep-07
Number	0864E

Smiths Group plc and General Electric Company not to proceed with joint venture

On 21 March 2007, Smiths Group plc (Smiths) and General Electric Company (GE) announced that they had conditionally agreed to form a joint venture to be named Smiths GE Detection. Smiths and GE now announce that, after careful consideration, they have decided not to proceed to form the joint venture as they now believe the interests of both businesses are best served by their remaining independent.

The agreement of 21 March 2007 contained conditions precedent to the formation of the joint venture. After considerable endeavour by both parties, Smiths and GE were unable to agree on a strategic vision for the combined business, and as a result were not able to agree how to satisfy certain of these conditions.

Smiths Detection and GE Homeland Protection offer complementary products in the airports sector that are critical to the customers and markets they serve. The parties' existing joint cooperation agreement is unaffected by today's announcement.

Smiths Group Contacts

Investor Relations	**Media**
Russell Plumley	Chris Fox
+44 (0)20 8457 8203	+44 (0)20 8457 8403

About Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com.

END

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END